Exhibit 4.4b

AMENDMENT TO
SHAREHOLDER PROTECTION RIGHTS AGREEMENT

This AMENDMENT, dated as of April 12, 2002 (this “Amendment”), is made to that certain Shareholder Protection Rights Agreement, dated as of April 20, 1998 (the “Rights Agreement”), by and between PSS World Medical, Inc., a Florida corporation (the “Company”), and Continental Stock Transfer & Trust Company, as Rights Agent (the “Former Rights Agent”).

WHEREAS, pursuant to Section 4.4 of the Rights Agreement, the Company notified the Former Rights Agent, by letter dated March 12, 2002, of its removal as Rights Agent under the Rights Agreement, effective as of April 11, 2002;

WHEREAS, such removal of the Former Rights Agent became effective as of April 11, 2002;

WHEREAS, pursuant to Section 4.4 of the Rights Agreement, the Company has appointed, by letter dated March 12, 2002, First Union National Bank as the successor Rights Agent (the “Successor Rights Agent”), and First Union National Bank has accepted such appointment, effective as of April 12, 2002 (the “Effective Date”); and

WHEREAS, the Company and the Successor Rights Agent wish to amend the Rights Agreement, pursuant to Section 5.4 of the Rights Agreement, to provide that certain legend and notice provisions accurately reflect the change in Rights Agent.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Amendment hereby agree as follows.

1.  That the first sentence of the legend to be impressed on, printed on, written on or otherwise affixed to the certificates for the Common Stock under Section 2.2 of the Rights Agreement shall be deleted and the following shall be inserted in its place:

“Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Rights Agreement, dated as of April 20, 1998 (as such may be amended from time to time, the “Rights Agreement”), between PSS World Medical, Inc. (the “Company”) and the Rights Agent (as defined in the Rights Agreement), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company.”

2.  That such legend to be impressed on, printed on, written on or otherwise affixed to the certificates for the Common Stock under Section 2.2 of the Rights Agreement, as amended by paragraph 1 above, shall be impressed on, printed on, written on or otherwise affixed to the certificates for the Common Stock issued after the Effective Date but prior to the Separation Time.

3.  That the address to which any notice or demand authorized or required by the Rights Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be deleted and the following shall be inserted in its place:

First Union National Bank
Attention: Patrick Edwards, Vice President Shareholder Services
1525 West W.T. Harris Boulevard, 3C3
Charlotte, North Carolina 28262-1153

4.  That all capitalized terms used but not otherwise defined or modified herein shall have the meanings set forth in the Rights Agreement.

5.  That this Amendment may be executed in separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same amendment.

6.  That all other provisions of the Rights Agreement not otherwise amended, modified, altered or changed by this Amendment shall remain unchanged.

7.  That upon execution of this Amendment it shall become part of the Rights Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

PSS WORLD MEDICAL, INC.

By:	/s/ DAVID D. KLARNER
Name: David D. Klarner Title: Vice President

FIRST UNION NATIONAL BANK

By:	/s/ PATRICK J. EDWARDS
Name: Patrick J. Edwards Title: Vice President